Mail Stop 4561

September 5, 2008

Hollis M. Greenlaw, Esq.
Chairman and Chief Executive Officer
United Development Funding IV
The United Development Funding Building
Suite 100
1301 Municipal Way
Grapevine, Texas 76051

> **Re:** **United Development Funding IV**
> **Registration Statement on Form S-11**
> **Filed August 5, 2008**
> **File No. 333-152760**

Dear Mr. Greenlaw:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how your investment strategy will support this exemption.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please provide us with highlighted copies of any study or report that you cite or on which you rely. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement. For example only, we note the following statements:

- "According to a recent article by the Homeownership Alliance …" (page 141)

- "The U.S. Census Bureau forecasts that California, Florida and Texas …" (page 141)

- "The United States Department of Labor reports …" (page 142)

- "The United States Census Bureau reported …" (page 143)

- "The Winter 2008 U.S. Market Risk Index …" (page 143)

- "The Federal Reserve Bank of Dallas has stated …" (page 143)

- "Annual new home sales in Austin outpace starts … All numbers are as publicly released by Metrostudy." (page 143)

- "The Real Estate Center at Texas A&M University …" (page 143)

- "The Office of Federal Housing Enterprise Oversight …" (page 144)

4.   Please provide the disclosure called for by Item 12(a), (d) and (e) of Form S-11. Refer to Instruction 1 to Item 12.

5.   In various places in the prospectus you use the phrase "credit enhancements." Please provide a plain English explanation of the meaning of this phrase the first time you use it.

Prospectus Summary

6.   We note that your summary, including the Questions & Answers, is 28 pages long. You currently repeat a lot of information in both your Q&A and summary section. For example, the description of your investments appears on page 8 and again on page 26. In addition, your description of the experience of your executive officers and trustees, which begins on

page 24, is repeated verbatim in the body of the prospectus. Please revise to limit your summary to those aspects of the offering that are the most significant, highlight those points in clear, plain language, and eliminate repetitive disclosure.

Distribution Policy, page 11

7.   As you note on page 145, please disclose that you intend to commence monthly distributions to your shareholders only after you begin to receive interest income.

Questions and Answers About this Offering, page 23

8.   We note your disclosure on page 27 under the subheading "Interest Rate" regarding origination of loans at interest rates ranging from 10% to 25% per annum. Please provide additional information detailing the types of loans which would produce interest rates within this range, such as describing the types of loans that are typically made at a 10% rate of interest and the types of loans that are typically made at a 25% rate of interest.

Risk Factors, page 33

We may suffer from delays in locating suitable investments …, page 34

9.   You state that delays in the acquisition of properties and secured loans could adversely affect shareholder returns. Please provide additional details describing how such delays would negatively affect shareholder returns.

The homebuilding industry's strategies in response to the adverse conditions …, page 36

10.   Please provide additional details describing why a decrease in the number of new homes sold would increase defaults on your loans.

Our investments and participation agreements with borrowers will expose us …, page 38

11.   The last sentence of this risk factor header discusses usury laws in conjunction with your participation agreements, but the risk factor does not discuss this concept. Please revise accordingly.

Our ownership interests in real estate could expose us to liabilities, page 39

12.   Please revise this risk factor to tailor it to your specific facts and circumstances. Avoid presenting risks that could apply to any issuer in your industry and instead describe the specific liabilities associated with ownership in real estate.

Our declaration of trust permits our board of trustees …, page 44

13.   The last sentence of this risk factor appears to mitigate the risk you are describing and therefore is not appropriate. Please revise the risk factor to omit this language. Similarly, please revise the risk factor related to geographic concentration, beginning on page 55, to remove the mitigating language regarding your belief that the market fundamentals will improve the prospects of recovery in those regions.

We will be subject to a number of legal and regulatory requirements, page 56

You may have tax liability on distributions you elect to reinvest …, page 58

14.   These risk factor subheadings merely state a general fact about your business. Please revise it so that they convey the associated risks to your company or your investors.

Estimated Use of Proceeds, page 62

15.   Please identify the percentage of the offering proceeds that you expect to apply to each of the following categories of investments: secured loans relating to single-family residential lots, model and new single-family homes and mixed-use master planned residential communities, and direct investments in land for development into single-family lots, model homes and finished lots and homes. Please see Item 504 of Regulation S-K.

16.   Please revise the second bullet point on page 62 to briefly explain the term "wholesaling services."

Investment Objectives and Criteria, page 65

Underwriting Policies and Procedures, page 73

17.   We note that in cases where you obtain an appraisal after making an investment, your independent trustees have the ability to withdraw such investment after a review of the appraisal. Please provide additional detail regarding how your independent trustees can withdraw an investment that has already occurred.

Management, page 92

18.   Please provide the disclosure called for by Item 407(a)(1)(ii).

Executive Officers and Trustees, page 93

19.   We note that Mr. O'Brien is not listed as an independent trustee. Please revise Mr.
        O'Brien's biographical disclosure to explain his affiliation with the registrant, its advisor, or
        its affiliates.

The Advisory Agreement, page 101

20.   It appears that some of the day-to-day activities summarized in the bullet points on page
        101 may have been delegated by the advisor to the asset manager. Please revise the
        disclosure as appropriate to clarify this point.

21.   We note your disclosure that your advisor and its officers and affiliates will not be
        dedicated exclusively to your business but that the advisor will "devote sufficient
        resources" to your administration. Please briefly describe the time commitment required of
        your executive officers pursuant to the advisory agreement.

Asset Manager and Its Affiliates, page 104

22.   Please revise to describe the compensation paid by you or the advisor to the asset manager.

Management Compensation, page 109

23.   As disclosed on page 10, footnote 5, please disclose the acquisition and origination
        expenses and fees if a 50% leverage level were used.

24.   Please expand the description of advisory fees and debt financing fees to disclose estimated
        dollar amounts for each fee, assuming the amounts available for investment as disclosed in
        your Use of Proceeds section. Please estimate advisory fees assuming you invest on both a
        leveraged basis and an unleveraged basis. For advisory fees and debt financing fees, please
        assume leverage equal to 50% of assets available for investment, consistent with your
        borrowing policies described on page 79. If you believe different assumptions are more
        appropriate, please explain why.

Prior Performance Summary, page 126

25.   Footnote (1) to Table III in your prior performance tables indicates that United Mortgage
        Trust made distributions in excess of earnings for the period from September 30, 1997
        through December 31, 2005. Please expand your discussion of adverse business
        developments at the end of this section to describe this earnings deficit. Also, please
        include a separate subheading to highlight the discussion of adverse business developments.

United Development Funding III, L.P.

26.   As noted on the top of page A-3, please disclose that UDF III has investment objectives similar to you.

Private Programs, page 133

27.   Please revise to describe the experience of UDF I and UDF II with non-performing loans, loan defaults, and provisions for loan losses similar to the disclosure you have provided for United Mortgage Trust.

Description of Shares, page 154

Share Redemption Program, page 162

28.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your proposed share redemption program and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, *T REIT Inc.* (Letter dated June 4, 2001), *Wells Real Estate Investment Trust II, Inc.* (Letter dated December 3, 2003) and *Hines Real Estate Investment Trust, Inc.* (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

29.   We note that you may conduct the share redemption program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share redemption program. We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

30.   You note that your share redemption program is only for shareholders who purchase their shares directly from you or certain transferees. Please revise to clarify, if true, that shareholders who purchase from the selling group members will be eligible to participate in your share redemption program.

31.   Pursuant to Guide 5, Item 17(7), please disclose the period of time which a redemption request may be pending prior to it being granted or rejected.

Plan of Distribution, page 189

32.   We note that the units will be offered through the selling efforts of broker-dealers. If
        known prior to the effective date, please revise to identify the brokers or dealers that will
        participate in the offering and state the amount to be offered through each. Refer to Item
        508(c) of Regulation S-K. Also, please revise to disclose that the broker-dealers are
        underwriters in this offering, or tell us why you believe they are not underwriters.

Supplemental Sales Material, page 197

33.   Pursuant to Guide 5, Item 19.D., please confirm that you will submit to us for our review
        any sales material that will be furnished to investors prior to its use.

Exhibit A – Prior Performance Tables, page A-1

Table I, page A-2

34.   Please revise to present the specific line item information as a percentage of the total
        amount raised. Revise the "dollar amount raised" line to reflect that it is 100%. Dollar
        amounts may be used in addition to the percentages.

Table II, page A-3

35.   Refer to footnote (6). Please tell us why the table shows only reimbursements from 1999-
        2000.

Table III, page A-4

36.   The second section of Table III requires that the cash distribution and income tax results be
        disclosed based on a $1,000 investment to enable an investor to determine the net results to
        previous investors in the context of a $1,000 investment. Please revise Table III
        accordingly. Additionally, much of this second section is currently left blank. Please fill in
        the information in this second section or explain why such information has been omitted.

37.   We note that the figures in the last row of this table are all 0%. This final line item in Table
        III sets forth the amount remaining in acquired properties at the end of the last year reported
        and is determined by dividing the total acquisition costs of the properties which are still
        held by the program by the total acquisition costs of all of the properties which the program
        has acquired. This line item enables investors to determine the approximate stage of the
        prior programs. Please revise or advise.

Table V, page A-8

38.   Please tell us why you have presented aggregate information for the loans and equity
        investments held by United Mortgage Trust. We note that you have presented separate
        disclosure for each individual loan for the other programs and provided disclosure in a
        format more consistent with Industry Guide 5. Similarly, tell us the reason for providing
        aggregated disclosure in Table VI.

Part II. Information Not Required in Prospectus, page II-1

Item 36. Financial Statements and Exhibits, page II-3

39.   Please file the legal and tax opinions with your next amendment or provide draft opinions
        for us to review. We must review the opinions before we declare the registration statement
        effective and we may have comments.

Item 37. Undertakings, page II-3

40.   Please revise to provide the undertaking required by Item 512(f) of Regulation S-K.

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments and provides
any requested information. Detailed cover letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing your amendment and responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment
decision. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with
  respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee at (202) 551-3693 or Dan Gordon, Branch Chief at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Lauren Burnham Prevost (via fax)